September 12, 2012

CONFIDENTIAL TREATMENT REQUESTED

Mr. Martin James

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	China Kanghui Holdings

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-34840

Dear Mr. James:

On behalf of China Kanghui Holdings (“Kanghui” or the “Company”), set forth below are our responses to your comment letter dated August 28, 2012 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2012.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Kanghui’s corresponding responses. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kanghui responds to the Comment Letter as follows:

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 63

1.	We note that your revenue increased primarily due to increased sales volume across your product portfolio and increases in international sales, while relative selling prices remained stable. Please quantify for us the amount of units sold and relative selling prices for each of the three most recent fiscal years for your product systems discussed here. Please also quantify the units sold domestically and internationally. Refer to Item 5.A of Form 20-F.

SEC Comment Response Letter

September 12, 2012

In response to the Staff’s comment, the Company has prepared a table attached hereto as Annex A, which sets forth, for each of the three most recent fiscal years, both domestically and internationally: (i) the name of the product system (which corresponds to the key trauma and spine product systems, as discussed in the Form 20-F); (ii) the total revenue for such product system; (iii) the total sales volume for such product system; (iv) the average selling price for such product system; (v) the average selling price fluctuation year over year for such product system; and (vi) notes explaining any significant fluctuation in the average selling price for such product system.

B. Liquidity and Capital Resources

2.	We see here that you attribute the increase in accounts receivable in part to “unsettled balances between [your] agent for international sales as a result of increased international sales.” In addition, on page 81, you attribute the increase in your allowance for doubtful accounts to collection efforts on underperforming distributors. Please address the following:

•

Quantify for us the amount of domestic and international accounts receivables as of December 31, 2011 and June 30, 2012. Provide us with your analysis of average days sales outstanding separately quantified for both domestic and international customers.

In response to the Staff’s comment, the Company notes the following:

	Net Accounts Receivable	Net Accounts Receivable DSOs

As of June 30, 2012

International & OEM	36,920,808	157	[1]
Domestic	99,698,193	97

Total	136,619,001	111

As of December 31, 2011

International & OEM	35,280,832	106
Domestic	52,296,857	72

Total	87,577,689	80

[1]

For a discussion of international sales arrangements, which by virtue of the customs, shipment and payment terms have a longer receivable cycle than the Company’s domestic sales, please see the Company’s response to the fourth bullet of this Comment #2.

SEC Comment Response Letter

September 12, 2012

•

Describe to us the significant terms of both your domestic and international sales arrangements, including payment terms, and highlight for us all material differences in those terms. Quantify for us the amount of sales under arrangements that require cash payments in advance.

In response to the Staff’s comment, the Company notes the following, disclosure of which can be found on pages 45-47 of the Form 20-F:

Domestic Sales Arrangements

Exclusivity. The Company’s domestic distributors have the exclusive right to sell one or more of the Company’s products in specified territories or hospitals. They may sell the Company’s products to hospitals directly or distribute the Company’s products through sub-distributors approved by the Company. For any given territory or hospital, the Company may have several distributors or sub-distributors selling different products on an exclusive basis.

Term and Performance Targets. The Company’s distribution agreements with domestic distributors typically have one-year terms with specified revenue and unit sales targets.

Sales Incentives. Although the Company applies the same selling prices of the Company’s products to all domestic distributors, the Company offers sales incentives to distributors that meet or exceed certain annual performance and payment targets. The distribution agreements between Changzhou Kanghui and its distributors typically provide distributors who meet their pre-negotiated sales targets with sales incentives.

Termination. For distributors who do not reach specified targets during a given year, the Company has the right to terminate the distribution agreement early. The Company’s domestic distribution agreements typically do not allow distributors to terminate the agreements prior to expiration.

Payment. The Company’s domestic sales arrangements generally do not require any cash payment in advance. The Company employs three different payment arrangements, depending largely on the maturity of the relationship with a given domestic distributor, its track record with the Company, timely payment, meeting of sales targets and other criteria:

1. Credit Limit. For seasoned distributors with good payment history, the Company grants credit to a distributor up to a predetermined limit. The Company does not accept the new orders from the distributor if his outstanding balance due to the Company exceeds the predetermined limit.

2. Monthly Settlement. For middle-tier distributors that have not yet qualified for the credit arrangement, the Company requires the distributor to settle payment of its sales orders for the previous month — the Company will not deliver goods in one month until payment is settled for the previous month’s orders.

SEC Comment Response Letter

September 12, 2012

3. Cash Payment in Advance. For smaller distributors that have not established a track record with the Company, the Company will often require them to make a cash payment in advance. Total revenues related to such arrangements for the historical reporting dates were not material, normally around 1% of the Company’s net revenue.

Sales Return. The Company permits returns of its products by its distributors on a case-by-case basis and returns have historically ranged from 3% to 5% of its net revenue. Criteria evaluated before accepting returns include, but are not limited to, the passage of time since sale, the condition of the product, the ability to resell the product in the market, and the volume and magnitude of other returns from the distributor. Returned products generally are not subject to obsolescence and can be resold without discount.

International Sales Arrangements

The terms and conditions of the Company’s international distribution agreements are substantially similar to those of the Company’s domestic distribution agreements. However, key distinctions are as follows:

Exclusivity. Instance where the Company has granted exclusive distribution rights to distributors in approximately one-third of the overseas markets where the Company sells its products.

Sales Incentives. International distributors are not entitled to the sales incentives the Company otherwise provides to its domestic distributors.

Termination. Pursuant to the Company’s standard distribution agreement with its international distributors, the Company is generally entitled to early termination of the distribution agreement when the distributor fails to reach the agreed sales target in a given year. The Company and its international distributors generally may early terminate the distribution agreement if the other party breaches any provision of the distribution agreement and fails to rectify any such breach within a specified time, or engages in conduct adversely affecting the reputation or goodwill of the terminating party, or is in voluntary bankruptcy, liquidation or insolvency proceedings.

Payment. All of the Company’s international sales arrangements to distributors provide for cash deposit payment in advance, as discussed in detail in the Company’s response to the fourth bullet of this Comment #2.

•	Provide us with a summarized aging of your accounts receivable balances as of June 30, 2012 and December 31, 2011, highlighting past due balances attributable to “underperforming distributors”.

SEC Comment Response Letter

September 12, 2012

In response to the Staff’s comment, the Company would like to clarify that virtually all its accounts receivable provisions are related to sales to distributors, since over 90% of the Company’s revenue comes from sales to distributors (the remaining 10% from sales of OEM products). Therefore, virtually all of the allowance for doubtful accounts must be assigned to the category of underperforming distributors.

The Company has prepared a table below that summarizes aging of its accounts receivable balances as of June 30, 2012 and December 31, 2011, respectively.

Aging of Accounts Receivable (RMB)	< 3 months	3-6 months	6-12 months	1-2 years	2-3 years	> 3years	Gross Accounts Receivable	Bad Debt Provision	Net Account Receivable
As of June 30, 2012	97,917,430	30,124,820	8,853,813	5,991,128	2,323,523	1,998,650	147,209,364	(10,590,363)	136,619,001

As of December 31, 2011	74,236,008	10,299,469	1,930,006	6,534,881	660,770	1,350,466	95,011,599	(7,433,910)	87,577,689

In addition, the Company summarizes accounts receivable balances of underperforming distributors and bad debt provisions related to those distributors as of June 30, 2012 and December 31, 2011, respectively as below:

	Accounts Receivables of Underperforming Distributors	Bad Debt Provisions
As of June 30, 2012	12,849,749	(10,590,363)
As of December 31, 2011	10,843,714	(7,433,910)

•

Describe the material terms of your agreement with Shanghai Medical discussed under Risk Factors on page 15. Provide additional details of the processing of orders, customs and accounts receivable related to this arrangement. Describe the cost and tell us how the company accounts for the arrangement.

In response to the Staff’s comment, the Company notes the following:

Material terms of the agreement with Shanghai Medical

1. The Company engages Shanghai Medical as its export agent, and the Company is solely responsible for the content, quality and shipping schedule of the products to be exported. In addition, the Company must appoint the shipping company and arrange for the delivery of products to be exported, and liaise with overseas distributors before and after the products are exported to ensure that the remaining purchase price is paid within two months after the date of shipment.

SEC Comment Response Letter

September 12, 2012

2. After Shanghai Medical receives payment from an overseas distributor, it must first send a copy of the bank notice to the Company for confirmation in writing; once the amount is confirmed by the Company, Shanghai Medical is entitled to 1% of the purchase price as an agent fee. The amount paid to the Company is the RMB equivalent of the purchase price received from the overseas distributor (calculated using the exchange rate of Bank of China on the date the payment is received) plus the export tax refund by Shanghai Medical less the agent fee to which Shanghai Medical is entitled.

3. After receiving the VAT invoices from the Company and the payment from the overseas distributor, Shanghai Medical must make the payment of purchase price received on the 28th day of every month. As noted below in the discussion of “details re order processing”, once the tax refund is received by Shanghai Medical, it will pay the amount received from the overseas distributor (the entire purchase price) plus the tax refund to Kanghui after deducting its 1% agent fee.

Details re order processing, etc.

1. When the Company receives an order from an overseas distributor, it will first communicate with such overseas distributor and confirm the product specifications.

2. Once the products, specifications and prices are all confirmed, the Company will require the overseas distributor to pay Shanghai Medical a 30% down payment in advance in order to commence the production of the products. As noted above, 100% of the Company’s international sales are made under arrangements that require 30% cash deposit payments in advance. The 30% down payment is not paid to the Company by Shanghai Medical immediately, but rather will remain in Shanghai Medical’s bank account until the whole transaction (including tax refund) is completed and paid for by the overseas distributor.

3. It takes approximately six weeks from receiving an order to completion of production. One week prior to completion, the Company will notify the overseas distributor and require full payment (again, as above, remitted to Shanghai Medical). In certain instances, the Company will sell to an overseas distributor on credit terms, normally 60 days after shipment of the products, if such customer has an established credit history with the Company.

4. Once the purchase price is received by Shanghai Medical, except in cases where the overseas distributor is entitled to credit, the products will be shipped to the overseas distributor. Shanghai Medical will assist the Company on clearing customs, quarantine, foreign exchange and application for tax refund.

Cost and Accounting for the Arrangement

As noted above, Shanghai Medical is entitled to 1% of the purchase price as an agent fee. The amount paid to Kanghui is the RMB equivalent of the purchase price received from the purchaser (calculated using the exchange rate of Bank of China on the date the payment is received) plus the export tax refund less the agent fee to which Shanghai Medical is entitled. The Company recognizes as revenue, the RMB equivalent of the purchase price from the distributor (calculated using the exchange rate of Bank of China on the bill of lading date) after the products are delivered and the custom declaration is completed. The 1% agent’s fee that the Company pays Shanghai Medical is recognized as incurred (recognized at the same time the related revenue is recognized) and charged to selling expenses in the Company’s consolidated statement of operations. The applicable VAT tax rate for the Company is 17%, however the rate of tax refund is in the range of 13% to 17% according to custom codes of products. The difference between VAT paid and the refundable amount is recorded in cost of revenue in the consolidated statements of operations. Finally, amount due from Shanghai Medical related to the purchase price plus the export tax refund is recorded as accounts receivable and the amount payable to Shanghai Medical, equal to the 1% agent’s fee, is recorded as accounts payable in the Company’s consolidated balance sheet.

SEC Comment Response Letter

September 12, 2012

Accounts receivable of international sales to international distributors due from Shanghai Medical were RMB23,712,344, RMB29,820,106, RMB8,915,099 and RMB5,643,828 as of June 30, 2012 and December 31, 2011, 2010 and 2009, respectively.

Capital Expenditures, page 79

3.	We note that your capital expenditures of $25.1 million in the year ended December 31, 2011 were utilized for the purchase of an office building in Shanghai and the construction of the new manufacturing facility of Changzhou Kanghui. We also see that you expected capital expenditures to be lower in 2012 than 2011. Please provide us with an updated status of the completion of the Changzhou Kanghui manufacturing facility and the estimated expected costs to complete the facility. We see that as of March 31, 2012, your capital expenditures are on pace to exceed those from fiscal 2011. Additionally, in light of your inventory days sales, please describe what additional product lines will be manufactured at the Changzhou Kanghui facility and when those production lines will be operational.

In response to the Staff’s comment, the Company notes that its capital expenditures for the three months ended March 31, 2012 and June 30, 2012 were RMB28 million and RMB20 million, respectively. The Company notes that it expects its capital expenditures to continue to trail off for the remainder of 2012, since the timing of payments relating to the completion of the Changzhou Kanghui facility occurred primarily in the first half of 2012. The Company forecasts its capital expenditures on a yearly basis, not a quarterly basis, therefore it continues to expect its capital expenditures to be lower in 2012 than 2011.

SEC Comment Response Letter

September 12, 2012

The Company further provides the following update regarding the status of the completion of the Changzhou Kanghui manufacturing facility and the estimated expected costs to complete the facility:

1. The floor area used for manufacturing purposes was completed in February 2012 and commenced trial operations in the same month. The floor area used for administrative purposes was completed in July 2012 and has been in use since then. As of August 2012, the entire facility has been in use.

2. As of August 2012, the new facility had passed the environmental assessment and submitted an application to the local environmental protection bureau for acceptance of the facility’s trial operations. By way of explanation, once the facility was completed, the Company still needed to apply for various acceptance inspections (environmental protection, fire safety, etc.) by various local government authorities.

3. In terms of costs and expenses, the total costs for the construction of the new production facility is approximately RMB100 million, which includes costs for infrastructure, utilities and interior decoration. As of August 2012, approximately RMB70 million had been paid to the contractors, and RMB30 million remains to be paid.

In response to the Staff’s comment relating to what additional product lines will be manufactured at the Changzhou Kanghui facility and when those production lines will be operational, the Company respectfully notes that there’s one new product line (joint product) to be manufactured at the Changzhou Kanghui facility and the production line was operational in the first quarter of 2012.

* * * * *

SEC Comment Response Letter

September 12, 2012

If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Jim Hildebrandt at +86-21-2307-7074 or send him an email at jhildebrandt@omm.com.

Sincerely,

/s/ Portia Ku

Portia Ku of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Libo Yang, Kanghui

Ms. Sarah Wang, Kanghui

cc:	Mr. Jeff Tang, Ernst & Young Hua Ming LLP

SEC Comment Response Letter

September 12, 2012

ANNEX A

REVENUE, VOLUME AND ASP ANALYSIS

China Kanghui Holdings

Expressed in RMB, except for % data

Sales by Product with Sales Volume

Product Name -Tier I	Product Name - Tier II	Product Name - Tier III	Total Revenue			Total Sales Volume			Average Selling Price			ASP Fluctuation (%)		Comments on ASP Fluctuation
			FY2009	FY2010	FY2011	FY2009	FY2010	FY2011	FY2009	FY2010	FY2011	10 vs.09	11 vs.10
Domestic Sales -Trauma	Internal fixation systems	Synplate/Stanplate basic plate and screw system	40,915,658	44,949,670	40,954,972	1,029,130	1,133,015	1,020,628	39.76	39.67	40.13	-0.2%	1.2%
	Internal fixation systems	Monoloc LCP/Stanloc LCP system	29,049,326	47,340,006	73,402,480	219,922	368,484	568,275	132.09	128.47	129.17	-2.7%	0.5%
	Internal fixation systems	Orienail&NeoGen nail/LJ Nail nailing system	12,691,505	16,388,548	24,940,235	82,031	86,584	101,302	154.72	189.28	246.20	22.3%	30.1%	Up to June 30, 2012, unit selling prices of products in nail system were in the range of RMB20 to RMB1,000. Products with higher unit selling prices were launched to the market primarily in late 2010 and early 2011. In 2009 and 2010, unit selling prices of the Company’s main products were below RMB200, and sales of these products accounted for approx. 80% of total sales. However, in 2011, sales of products with lower unit selling prices accounted for only 55% of total sales. Moreover, the Company launched a new nail system product in in 2011, which had a unit selling price of over RMB800. This new product contributed over RMB2.5MM revenue in 2011.
Domestic Sales -Spine	Thoracolumbar systems	L8 spine fusion system	15,450,633	21,969,894	24,711,542	71,475	103,140	109,974	216.17	213.01	224.70	-1.5%	5.5%
	Thoracolumbar systems	U-spine system	8,362,432	10,585,385	19,398,184	43,694	54,508	98,801	191.39	194.20	196.34	1.5%	1.1%
	Thoracolumbar systems	PolyNices system	7,384,121	9,788,476	16,272,624	25,552	33,054	55,060	288.98	296.14	295.54	2.5%	-0.2%
International Sales -Trauma	Internal fixation systems	Synplate/Stanplate basic plate and screw system	5,484,773	9,094,538	11,212,991	229,020	277,648	334,909	23.95	32.76	33.48	36.8%	2.2%	A majority of plate and screws exported were stainless steel products in 2009. Starting in 2010, titanium alloy plates and screws were more popular in the market, so more titanium alloy products were sold. Normally, unit selling price of titanium alloy products is higher than stainless steel products.
	Internal fixation systems	Monoloc LCP/Stanloc LCP system	6,119,128	10,993,262	17,271,081	87,601	153,335	252,215	69.85	71.69	68.48	2.6%	-4.5%
	Internal fixation systems	Orienail&NeoGen nail/LJ Nail nailing system	1,424,157	4,775,270	8,881,976	9,037	30,922	55,710	157.59	154.43	159.43	-2.0%	3.2%
International Sales -Spine	Thoracolumbar systems	L8 spine fusion system	1,474,668	1,358,800	1,818,694	7,846	7,264	7,195	187.95	187.06	252.77	-0.5%	35.1%	The Company received a large order of L8 system from an international distributor in 2011which was tailor-made to the distributor’s specifications and as such had a higher unit selling price. Normally, the unit selling price of L8 system for international market is around $30 but unit selling price of this L8 system was from $60 to $70.
	Thoracolumbar systems	U-spine system	—	—	—	—	—	—	—	—	—	0.0%	0.0%
	Thoracolumbar systems	PolyNices system	883,973	2,242,316	4,537,622	7,941	19,407	38,406	111.32	115.54	118.15	3.8%	2.3%